December 14, 2007

DST Systems, Inc.

1055 Broadway, 7th Floor

Kansas City, MO  64105

Attn:  Group Vice President – Full Service

Dear Sir or Madam:

Lord Abbett Investment Trust (the “Fund”), as a party to the Agency Agreement by and between the Lord Abbett Family of Funds and DST Systems, Inc. dated July 1, 2004 (the “Agreement”), requests an amendment to the Agreement pursuant to Sections 20.14, 2.3, and 2.2.

Section 20.14 provides that the Agreement may be “amended, supplemented, or modified only by an amendment.”  Section 2.3 of the Agreement provides that, “In the event that a ... new series of a Fund is created in any existing business trust...which is registered as an Investment Company under the 1940 Act on the Agent’s System as of the Execution Date, such ...series thereof shall engage the Agent to perform the Services under this Agreement by executing and delivering to the Agent a document accepting this Agreement (including giving effect to all Amendments and Service Orders that have become effective after the Execution Date), together with such documentation as is described by Section 2.2 [(captioned “Documentation”)] and otherwise appropriate.  The appointment of the Agent on behalf of…any new series of a Fund shall become effective upon the Agent’s receipt of such counterpart executed by such ...new series of a Fund.”

This letter is to notify DST Systems, Inc. that on September 11, 2007, the Fund’s Board executed an Amendment to the Declaration and Agreement of Trust establishing a new Series of the Fund, the legal name of which is as follows:  Lord Abbett Floating Rate Fund (the “Series”).  It is the Fund’s desire to have DST Systems render services as transfer agent, dividend disbursing agent, and shareholder servicing agent to the Series under the terms of the Agreement; therefore, the Fund requests that DST Systems, Inc. agree, in writing, to provide such services to the Series thereby making the Series a Series under the terms of the Agreement.

Attached is a Secretary’s Certificate and accompanying resolutions and documentation in accordance with the Agreement.

It is currently anticipated that the registration statement for the Series will become effective on December 14, 2007.  Accordingly, we appreciate your prompt attention to this matter.  Please indicate DST Systems, Inc.’s acceptance by signing below.

Lord Abbett Investment Trust

/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Vice President and Secretary

Lord, Abbett & Co. LLC

90 Hudson Street Jersey City NJ 07302-3973 T 800-201-6984 www.LordAbbett.com

Lord Abbett mutual fund shares are distributed by Lord Abbett Distributor LLC

Accepted:

/s/ Jonathan Boehm
Group Vice President – Full Service
DST Systems, Inc.

Enclosures